Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

BY EDGAR

April 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attn:	Karina Dorin
Daniel Morris

RE:	Lakeside Holding Limited
Registration Statement on Form S-1
Filed March 19, 2025
File No. 333-285931

Mr. Jones and Mr. Ingram:

Lakeside Holding Limited (the “Company”), a Nevada corporation, hereby submits this letter in response to the comments set forth in that certain letter dated April 1, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the registration statement on Form S-1 that the Company filed with the Commission on March 19, 2025.

The Company is responding to the Staff’s comments by filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	General

We note there are inconsistencies throughout the registration statement regarding the number of shares comprising the 7,967,331 shares of common stock being registered and offered for sale by the selling shareholder. For example, the prospectus cover page, footnote (3) to the selling shareholder table and the opinion reflect that the 7,967,331 shares to be registered consist of (i) up to 7,398,504 shares of common stock underlying the Notes, which represents the 4,273,504 shares of common stock issuable upon conversion of the Note issued in the initial first tranche closing and an estimated 3,125,000 shares of common stock issuable upon conversion of the Note issued in the subsequent first tranche closing at an assumed floor price of $0.16 per share, and (ii) up to 568,827 shares issuable upon exercise of the Warrants, including 318,827 shares of common stock underlying the Warrant issued to the selling shareholder in the initial closing of the first tranche exercisable at the exercise price of $1.9098 per share, plus additional shares estimated for purposes of the subsequent Warrant in the subsequent closing of the first tranche. However, disclosure on page 6 states that the 7,967,331 shares to be registered consist of (i) up to 4,273,504 shares of common stock issuable pursuant to the terms of the Notes and (ii) up to 568,827 shares issuable upon exercise of the Warrants. In addition, footnotes (3) and (4) to the calculation of filing fee table reflect that the (i) 7,398,504 shares of common stock underlying the Notes represents 2,708,175 shares of common stock for the Note issued in the initial first tranche closing and 3,125,000 share of common stock for the Note issued in the subsequent first tranche closing, and (ii) 568,827 shares issuable upon exercise of the Warrants consist of 318,827 shares of common issuable upon the exercise of Warrant issued in the initial first tranche closing, and 3,125,000 shares of common stock issuable upon the exercise of warrants issuable in the subsequent first tranche closing. Please reconcile disclosures throughout the registration statement relating to the number of shares of common stock being offered for sale by the selling shareholder, and ensure that the disclosures are consistent throughout the registration statement.

Response

The Company submits that the shares of common stock that are registered under the registration statement consist of:

●	up to 7,398,504 shares of common stock issuable upon conversion of senior secured convertible promissory notes, including:

o	4,273,504 shares of common stock underlying the Note issued in the initial closing of the First Tranche;

o	an estimate of 3,125,000 shares of common stock for the subsequent Note issuable in the subsequent closing of the First Tranche;

Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

●	up to 568,827 shares of common stock issuable upon exercise of warrants, including:

o	318,827 shares of common stock underlying the Warrant issued in the initial closing of the First Tranche, and

o	an estimate of 250,000 shares of common stock for the subsequent Warrant issuable in the subsequent closing of the First Tranche.

In response to the comment, we have revised the disclosure on pages 6, page 44 and Exhibit 107.

Comment 2	General

We note you are registering for resale 7,967,331 shares of common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholder is actually an underwriter selling on your behalf. For guidance, please see Question 612.09 of the Division’s Securities Act Rules Compliance & Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment. For the reasons outlined below, the Company respectfully submits that the proposed offering of up to 7,967,331 shares (the “Underlying Shares”) of the Company’s Common Stock, par value $0.0001 per share (“Common Stock”), by L1 Capital Global Opportunities Master Fund (“L1” or the “Investor”), as contemplated in the Form S-1, is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background of the Convertible Notes Transaction:

On March 5, 2025, the Company entered into the Purchase Agreement with the Investor to sell and issue senior secured convertible notes and accompanying warrants to the Investor. On the same day, the initial closing of the first tranche occurred, pursuant to which the Company sold and issued to the Investor: (i) a Note with a principal amount of $1,000,000, and (ii) a Warrant to purchase 318,827 shares of Common Stock at an initial exercise price of $1.9098 per share, subject to certain adjustments set forth therein. For the subsequent closing of the first tranche, the Investor agreed to purchase an additional Note with a principal amount of $500,000, contingent upon the satisfaction of certain closing conditions, including the Equity Conditions (as defined in the Purchase Agreement), and the declaration of effectiveness by the Commission of a resale registration statement for the Common Stock issuable upon conversion of the Note and the Warrant.

Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

C&DI 612.09 Analysis:

The Company has reviewed the guidance provided in the Securities Act Rules Compliance and Disclosure Interpretations (C&DI) Question 612.09, which outlines six factors to be considered when determining whether a purported secondary offering should be classified as a primary offering. These factors include:

1.	How long the selling shareholders have held the shares;

2.	The circumstances under which they received the shares;

3.	Their relationship to the issuer;

4.	The amount of shares involved;

5.	Whether the sellers are in the business of underwriting securities; and

6.	Whether, under all the circumstances, it appears that the seller is acting as a conduit for the issuer.

Each factor is addressed in the analysis below:

Factor 1: How long the selling stockholder has held the securities

L1 purchased and has held the Note and Warrant issued in the initial closing of the first tranche since March 5, 2025. Since such investment, L1 has not converted the Note or exercised the Warrant to acquire the Underlying Shares. Additionally, the Note and Warrant prohibits conversion or exercise into Common Stock if it would result in L1 beneficially owning more than 4.99% of the Company’s outstanding Common Stock. The issuance of the Note and Warrant in the initial closing was not conditioned on the prior effectiveness of the Form S-1 or L1’s ability to immediately resell the Underlying Shares. In addition, in Section 3.2 the Securities Purchase Agreement for its investment L1 represented and warranted to the Company that it was acquiring the Notes, Warrants and any Underlying Shares for its own account and not with a view to distribution. These facts demonstrate that L1 acquired the securities for investment purposes, not with the intent to distribute the Underlying Shares on behalf of the Company or act as a statutory underwriter.

Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

While the holding period of a security is a factor which could make it less likely that a selling shareholder may be deemed to be acquiring securities with a view to distribution or otherwise acting as a conduit for a primary offering, this factor is not determinative. The Commission has specifically noted that a short holding period does not automatically negate valid investment intent (see C&DI 116.19, which contemplates that a secondary offering may occur immediately following a private placement).

The Purchase Agreement includes registration rights for the Underlying Shares, obligating the Company to file a registration statement for the resale of the Underlying Shares and use commercially reasonable efforts to ensure the registration statement is effective promptly. The Company filed the Form S-1 to fulfill this obligation. Thus, the Company respectfully submits that the registration of the Underlying Shares as contemplated in the Form S-1 aligns with typical private placement transactions, where an issuer files a resale registration statement shortly after closing.

Factor 2: The circumstances under which the selling securityholder received the securities

L1 acquired the Note and Warrant in a private placement exempt from registration under Section 4(a)(2) of the Securities Act. L1 made representations in the Purchase Agreement affirming that it was an “accredited investor” or a “qualified institutional buyer” and that it was acquiring the securities for its own account and not for resale or distribution. L1 also understood that the Underlying Shares would be subject to transfer restrictions if not registered or if an exemption from registration was unavailable.

L1 has not entered into any underwriting arrangement with the Company or received any commission or payment for reselling its securities. The Company will not receive proceeds from the resale of the Underlying Shares by L1. These facts distinguish this situation from a primary offering by or on behalf of the Company.

Rule 100 of Regulation M defines a “distribution” as “an offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts.” There is no evidence suggesting that any special selling efforts, such as investor presentations or road shows, have occurred. Further L1, the only investor in the private placement, has advised us that it has no intent to engage in any special selling efforts if it elects to sell the Underlying Shares.

Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

Additionally, the Company submits that the filing of the Registration Statement does not of itself indicate a present intent to distribute the Underlying Shares. Investors in PIPE transactions often prefer that securities underlying their investment be registered allowing for shares to be freely tradable if and when the investor determines to sell such shares which can only occur based on unknown future market conditions. Further, issuing free trading shares in advance of any sale as contrasted to a Rule 144 post sale issuance has administrative advantages including avoiding delays that are present with restricted securities. Additionally, many private investment funds are required to mark their portfolios to market, as unregistered securities may require an illiquidity discount when marked to market. Furthermore, registered shares may be used as margin collateral under Federal Reserve regulations, whereas restricted securities do not qualify.

Factor 3: The selling securityholder’s relationship to the issuer

L1 is not, and has never been, an affiliate of the Company. L1 has no ability to control the Company, either directly or indirectly, through contract, management, or voting rights, nor does it have special access to material non-public information about the Company. As disclosed in the Registration Statement under “Selling Shareholder,” L1 has not had any material relationship with the Company except for its investment in the Company’s securities on March 5, 2025.

Based upon information supplied to the Company by L1, it is an investment management firm that acquired the Note and Warrant for its own account, with no intention of resale or distribution. As described in the “Plan of Distribution” section of the Form S-1, the timing and amount of any sale is at L1’s discretion. The Company will not pay any brokers’ or underwriters’ fees in connection with the sale of the shares and will receive no proceeds from the resale of the Underlying Shares.

Factor 4: The amount of securities involved

The Registration Statement is registering L1’s resale of up to 7,967,331 shares of Common Stock, which it has the right to acquire upon conversion of the Note and exercise of the Warrant. These shares represent 52% of the Company’s outstanding shares, assuming full conversion of the Note and exercise of the Warrant. As noted earlier, L1 is restricted from holding more than 4.99% of the Company’s outstanding Common Stock under the 4.99% beneficial ownership limits in the Note and Warrant.

Although the number of shares involved is a factor in determining whether an offering is primary or secondary, the Company submits that undue emphasis should not be placed on this single factor. The primary distinction is whether the resale of the securities is a conduit for a sale by the Company, with underwriting involvement. The Commission’s interpretations support this position, stating that the number of shares is only one of several factors to consider (C&DI 612.09 and 612.12). For example, CD&I 612.12 indicates that a control person’s sale of a 73% block of shares can still be deemed to be a secondary offering notwithstanding the large quantity of securities relative to all outstanding securities, as the determinative factor is whether the offering is by or on behalf of the registrant. As we indicate elsewhere in this response, the resale by L1 of the Underlying Shares is not an offering by or on behalf of the Company.

Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

Factor 5: Whether the securityholder is in the business of underwriting securities

Based upon information supplied to the Company by L1, L1 invests for its own account and is not in the business of underwriting securities. As noted, L1 acquired the securities for its own account, and not with a view to distribute them. There is no evidence suggesting that L1 is acting as an underwriter given the definition in Section 2(a)(3) of the Securities Act and L1’s purchase for investment and not with a view to distribution. Rather, the facts indicate that L1 made an investment in the Company’s securities in the ordinary course of its business, and does not engage in activities typically associated with underwriters. As further support for this, L1 represents and warrants in Section 3.2 of the Securities Purchase Agreement that it is acquiring the Note and Warrant and any Underlying Shares in the ordinary course of its business.

Factor 6: Whether, under all circumstances, it appears that the selling securityholder is acting as a conduit for the issuer

Based on the foregoing analysis, the Company respectfully submits that the facts support the determination that L1 is not acting as a conduit for the Company. L1 acquired the Note and Warrant in a bona fide private placement investment transaction, made typical representations and warranties as to its investment intent and other relevant information, and assumed the full economic risk of ownership of the Company’s securities. L1 is not acting on behalf of the Company regarding the shares being registered, and the Company will receive no proceeds from their sale.

For the reasons stated above, the Company respectfully submits that the proposed resale of the shares of Common Stock issuable upon conversion of the Note and exercise of the Warrant by L1, as contemplated in the Registration Statement, is appropriately classified as a secondary offering and not as a primary offering.

Comment 3	General

Please revise your disclosure to clarify whether the issuance of the 7,967,331 shares of common stock being registered is subject to shareholder approval in accordance with Nasdaq Listing Rule 5635(d). Please also confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval. In that regard, we note the preliminary information statement on Schedule 14C filed on March 19, 2025 states that the written consent taken by your majority stockholders will become effective 20 calendar days following the date the information statement is first mailed to your stockholders.

Response

In response to the comment, we have revised the disclosure on pages 43.

The Company submits that it has filed and mailed the definitive information statement on Schedule 14C on April 1, and such written consent will become effective 20 calendar days thereafter. The Company will not request acceleration of the effectiveness until the written consent is effective.

Lakeside Holding Limited

1475 Thorndale Avenue, Suite A

Itasca, IL 60143

Comment 4	General

Please revise to provide the undertakings required by Item 17 of Form S-1 and Item 512(a) of Regulation S-K.

Response

In response to the comment, we have revised the disclosure on pages II-2 and II-3.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call contact undersigned at Henry.l@americanbearlogistics.com (tel: 224 -446-9048) or Elizabeth Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (tel:212-326-0199).

Sincerely,

/s/ Henry Liu
Henry Liu
Chief Executive Officer